Exhibit (a)(5)(A)

3200 Highland Avenue
Downers Grove, IL 60515-1223
(630) 737-7900
www.firsthealth.com

Text of Electronic Mail and
Script for Voice Mail Message
To all Colleagues
November 18, 2004

Ed Wristen:

     As you are aware, we have entered into a merger agreement with Coventry Health Care. In connection with the merger, First Health is offering to purchase all of its Colleagues’ outstanding options for cash. The price for all options will be the amount by which $18.75 exceeds the exercise price of your options or a payment of $1.25, whichever is greater. We will withhold taxes from the payment you receive. The offer applies to all of your options, whether vested or unvested and regardless of exercise price. If you want us to buy out any of your options, you must tender all of your options. No partial tenders will be accepted. No options will be purchased until shortly before the merger occurs. The terms of the offer are described in the Offer to Purchase that is being mailed to your home.

     You will receive important documents including:

•	Offer to Purchase

•	Election Form

•	Personnel Option Statement

•	Example of Personnel Option Statement

•	Prepaid return envelope.

     The Offer to Purchase contains detailed information about the offer, including a detailed set of answers to typical questions. The Personnel Option Statement lists your individual holdings of options and the cash payment being offered in exchange for your options. Please read these materials carefully and follow the instructions if you want us to buy out your options.

     The deadline for you to tender your options is 10:00 a.m. New York City (Eastern) time, on December 15, 2004, although this deadline may be extended. It is important to make a decision prior to the deadline. After the deadline occurs, no further elections can be accepted.

     You will need to make your own individual decision. I urge you to review the materials and make a decision as soon as possible, keeping in mind the December 15th deadline.